Companies  owned  by  Allied  Healthcare  Products,  Inc.  as  follows:
Parent  Co./Allied  Healthcare  Products,  Inc.
B&F  Medical  Products,  Inc.
Life  Support  Products
Hospital  Systems,  Inc.
Omni-Tech  Medical,  Inc.